UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition



24 January 2008

PEARSON'S ACQUISITION OF HARCOURT ASSESSMENT CLEARED BY U.S. JUSTICE DEPARTMENT

Pearson, the international education and information company, today announces that its purchase of the Harcourt Assessment business from Reed Elsevier has
received clearance from the U.S. Department of Justice.   The transaction is
expected to be completed on 28 January 2008.

As a condition for approval, Pearson will divest up to three diagnostic assessment tests and one further test in development.

Pearson announced on 4 May 2007 that it had agreed to acquire Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950 million in cash. The transaction extends Pearson's position as the world's leading education company by adding new capabilities, complementary products and international reach. The acquisition of Harcourt's international education business was completed in 2007.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith           +44 (0)20 7010 2310
                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 January 2008

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary